As filed with the Securities and Exchange Commission on January 19, 2017

File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

In the Matter of the Application of:

SIERRA OPPORTUNITY FUND

280 Park Ave., 6th Floor East

New York, NY 10017

and

SOF ADVISORS LLC

280 Park Ave., 6th Floor East

New York, NY 10017

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 21 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Payam Siadatpour, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700,

Washington, District of Columbia 20001

(202) 383-0100

WITH COPIES TO:

Seth Taube

Sierra Opportunity Fund

280 Park Ave., 6th Floor East

New York, NY 10017

(212) 759-0777

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

SIERRA OPPORTUNITY FUND

280 Park Ave., 6th Floor East

New York, NY 10017

and

SOF ADVISORS LLC

280 Park Ave., 6th Floor East

New York, NY 10017

Investment Company Act of 1940 File No. 812-

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM PROVISIONS OF SECTIONS 18(c) AND 18(i) THEREUNDER, PURSUANT TO SECTIONS 6(c) AND 23(c) OF THE ACT FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM RULE 23c-3 THEREUNDER AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 THEREUNDER FOR AN ORDER PERMITTING CERTAIN ARRANGEMENTS

I.	THE PROPOSAL

Sierra Opportunity Fund (the “Fund”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund is externally advised by SOF Advisors LLC1 (the “Adviser”). The Fund intends to elect to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).The Fund and the Adviser are referred to herein as the “Applicants.”

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission”): (i) pursuant to Section 6(c) of the Act, for an exemption from Sections 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act; and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,2 acts as an investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act and/or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each a “Future Fund”, and together with the Fund, the “Funds”). Any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

1 SOF Advisors LLC, the Fund’s registered investment adviser, is a majority owned subsidiary of Medley LLC, which is controlled by Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by the senior professionals of Medley LLC.

2 A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

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The Fund intends to engage in a continuous offering of its shares of beneficial interest following the effectiveness of its registration statement (File Nos. 333-214346 and 811-23208), as initially filed on October 31, 2016. Until the exemptive relief sought herein is granted, the Fund will offer only Class T shares, and upon receiving such exemptive relief, the Fund will offer Class A, Class T, Class I, and Class S shares, with each class having its own fee and expense structure. Additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange nor publicly traded, and there is currently no secondary market for the shares and the Funds expect that no secondary market will develop.

The Fund’s investors will be subject to certain upfront shareholder transaction fees and ongoing distribution and shareholder servicing fees as set forth below. The Fund may in the future offer additional classes of shares and/or other fee structures. The Applicants represent that any asset-based service and distribution fees for each class of shares of the Fund will comply with the provisions of NASD Rule 2830(d) (the “NASD Sales Charge Rule”). All references in the Application to the NASD Sales Charge Rule include any Financial Regulatory Authority successor or replacement rule to the NASD Sales Charge Rule.

Upfront Shareholder Transaction Fees

The Fund’s Class A and Class T shares are subject to a maximum upfront sales load of 7.00% and 2.00% of the amount invested for each respective share class. The “maximum upfront sales load” includes (i) a dealer allowance fee of 5.00% and dealer manager fee of 2.00% of the Fund’s public offering price per Class A share and (ii) a dealer allowance fee of 0.75% and dealer manager fee of 1.25% of the Fund’s public offering price per Class T share. In no event will the aggregate selling commissions and dealer manager fees exceed 7.00% of the gross offering proceeds received attributable to Class A shares, and in no event will the aggregate selling commissions and dealer manager fees exceed 2.00% of the gross offering proceeds received attributable to Class T shares. The dealer manager for the Fund’s continuous offering may reallow to selected broker-dealers all or any portion of the upfront sales charges or dealer manager fees, as applicable, received on Class A and Class T shares. Class I and Class S shares are not subject to an upfront sales load.

Ongoing Distribution and Shareholder Servicing Fees

In addition, the Fund’s Class T and Class I shares are subject to a distribution fee that will accrue at an annual rate equal to 0.75% and 0.50% of the average daily net assets of the Fund attributable to the Class T and Class I shares, respectively. The dealer manager for the Fund’s continuous offering may reallow to selected broker-dealers all or any portion of the distribution fee received on Class T and Class I shares, respectively. Class A and Class S shares are not subject to a distribution fee. Each of the Fund’s Class A, Class T, and Class I shares are also subject to a monthly shareholder servicing fee that will accrue at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to the respective share class. The dealer manager for the Fund’s continuous offering may reallow to selected broker-dealers all or any portion of the shareholder servicing fees, as applicable, received on Class A, Class T and Class I shares. Class S shares are not subject to a monthly shareholder servicing fee.

Regulatory Shareholder Transaction Fee Caps

With respect to each of the fees set forth above, any fees charged on Class A, Class T and Class I shares are subject to the regulatory shareholder transaction fee caps under the NASD Sales Charge Rule.  Pursuant to the NASD Sales Charge Rule, Class A, Class T and Class I shares are subject to regulatory shareholder transaction fee caps of 7.25%, 6.25% and 6.25% of total new gross sales, respectively. In the case of Class T and Class I shares, any ongoing distribution fee attributable to Class T and Class I shares will be charged until such time that the total sales charge, which consists of the upfront sales load, early withdrawal charges and the ongoing distribution fee, reaches the cap under the NASD Sales Charge Rule.

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Early Withdrawal Charge

Shareholders tendering the Fund’s Class T shares fewer than 365 days after the original purchase date may be subject to an early withdrawal charges of 1.00%, which will be deducted from repurchase proceeds of Class T shares, if (i) the original purchase was for amounts of $1 million or less and (ii) the selling broker received the reallowance of the dealer-manager fee. The distributor for the Fund’s continuous offering may waive the imposition of the early withdrawal charge in the following situations: (1) shareholder death or (2) shareholder disability. Any such waiver does not imply that the early withdrawal charge will be waived at any time in the future or that such early withdrawal charge will be waived for any other shareholder. The Fund’s Class A, Class I, and Class S shares are not subject to an early withdrawal charge.

II.	STATEMENT OF FACTS

A.	Sierra Opportunity Fund (the “Fund”)

The Fund is a newly organized Delaware statutory trust registered under the Act as a continuously offered, non-diversified, closed-end management investment company that is operated as an interval fund. The Fund’s investment objective is to generate current income and, as a secondary objective, long-term capital appreciation. The Fund seeks to achieve its investment objective by investing primarily in the equity and junior debt tranches of a type of pool of Senior Secured Loans known as collateralized loan obligations (“CLOs”), and may also invest in Senior Secured Loans directly (either in the primary or secondary market), with an emphasis on current income. The Fund refers to “Senior Secured Loans” as senior secured loans made to companies whose debt is rated below investment grade or, in limited circumstances, unrated. Securities either rated below investment grade, or unrated securities possessing similar credit characteristics as below investment grade securities, are known as “junk” and “high risk” securities. These investments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. The Fund refers to investments in CLOs, together with direct investments in Senior Secured Loans, collectively as “Target Securities.” Structurally, CLOs are entities that are formed to manage a portfolio of Senior Secured Loans. The Senior Secured Loans within a CLO are limited to Senior Secured Loans which meet specified credit and diversity criteria and are subject to concentration limitations in order to create an investment portfolio that is broadly assorted across different Senior Secured Loans, borrowers, and industries, with limitations on non-U.S. borrowers.

The CLOs in which the Fund invests typically will be issued by special purpose vehicles and will be predominantly collateralized against pools of Senior Secured Loans. Such Senior Secured Loans typically will be BB or B rated, and in limited circumstances, unrated (non-investment grade or “junk”), Senior Secured Loans originated in the U.S., with a first lien on the borrower’s assets. In addition, the CLOs in which the Fund will primarily invest are rated below the Senior Secured Loans of which they are comprised. The Fund will invest in new issue transactions in the primary market and transactions in the secondary market. The Fund is not making a commitment or a guarantee that it will invest in direct investments in securities that pay interest such as Senior Secured Loans.

The Fund will identify potential investments using the Adviser’s market knowledge, experience and industry relationships. The Adviser’s relationships with CLO collateral managers, underwriters and trading desks will be used to source transactions. In determining when to sell an investment, the Adviser will consider the following factors: the performance of such investment, the expected performance by evaluating the company if such investment is a Senior Secured Loan or evaluating the pool of Senior Secured Loans if such investment is in a CLO, current market conditions, the Fund’s capital needs, and other factors.

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The Fund seeks to invest a majority of its assets in a broad portfolio of cashflow CLOs, which are structured finance products that issue securities whose repayments are backed by the cash flows of a portfolio consisting primarily of bank loans, and, particularly, junior debt tranches of cashflow CLOs, and in the equity tranche, including providing (i) anchor CLO equity, which typically refers to an investment in the majority of the aggregate principal amount of the CLO equity, (ii) risk retention capital, which is capital invested by the entity organizing and initiating a securitization transaction (such as CLOs) in order to retain a certain amount of the credit risk of the assets being securitized, and (iii) equity for loan accumulation facilities—which are short to medium term facilities often provided by the bank that will serve as the placement agent or arranger on a CLO transaction and which acquire loans on an interim basis that are expected to form part of such CLO—or warehouse facilities to high-quality CLO managers. The underlying assets of cashflow CLOs are comprised primarily of Senior Secured Loans. Therefore, there is a direct relationship between the market for Senior Secured Loans and the market for cashflow CLOs in which the Fund will seek to invest. The Fund invests so as to obtain exposure across a relatively broad range of underlying borrowers and credit ratings, sectors, regions, CLO collateral managers, and CLO maturity profiles. The Fund also takes into consideration any correlation between different underlying securities. In order to comply with diversification requirements applicable to RICs, with respect to half of the Fund’s investment portfolio, the Fund’s interest in any one investment will not exceed 5.0% of the value of its gross assets, and with respect to the other half of its portfolio, its interest in any one investment will not exceed 25.0% of the value of its gross assets. By virtue of its investments in cashflow CLOs, which will be predominantly collateralized against pools of Senior Secured Loans, the Fund expects to be broadly invested with respect to credit exposure to any one particular industry or borrower although the Fund will have no restrictions on the industry or borrower exposure of the underlying assets and the Fund does not operate as a “diversified” investment company within the meaning of the Act.

The Fund may, at times, invest a significant portion of its assets (defined as net assets plus the amount of any borrowing for investment purposes) opportunistically to achieve its investment objective. It is expected that these opportunistic investments will change thematically over time as the Adviser identifies investment opportunities derived from a number of sources, including the debt and equity of companies and fixed income and fixed-income related securities, including real estate securities. The Fund defines fixed-income and fixed-income related securities, including real estate securities, to consist of: (i) loans, bonds and other fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics) of corporate borrowers; (ii) real estate securities including common stock, partnership or similar interests, convertible or non-convertible preferred stock, and convertible or non-convertible secured, secured or unsecured debt issued by: (A) private, institutional real estate investment funds managed by institutional investment managers; and (B) publicly traded or publicly registered and non-traded real estate investment trusts; publicly traded or publicly registered and non-traded real estate operating companies; exchange traded funds; index mutual funds; and other investment vehicles such as closed-end funds, mutual funds and unregistered investment funds that invest principally, directly or indirectly, in real estate; (iii) equity of investment funds, which may include (A) public investment funds managed by unaffiliated institutional asset managers, including closed and open-end funds, exchange traded funds, exchange traded notes, index mutual funds and business development companies that are publicly-traded or are publicly registered and non-traded, that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics), as well as any public real estate related funds as listed above and (B) private investment funds managed by unaffiliated institutional asset managers that invest principally in loans and fixed-income instruments (or other instruments, including derivative instruments, with similar economic characteristics), as well as any private real estate related funds as listed above; and (iv) mezzanine securities, convertible securities, private equity funds, which may themselves directly pursue private equity strategies, including buyouts, venture capital, growth capital, private debt and special situations, and credit-linked notes. The Fund may also invest in special situations credit and equity securities and, as it relates to its investments in private equity funds, the Fund may also invest directly in the deals sponsored by such private equity funds. With respect to the foregoing investments, the Fund’s general investment strategy will be broad and will not be limited to any specific industry, sector, or a minimum or maximum market cap. In addition, the Fund may invest across domestic and foreign markets.

The Fund may also generally invest in transactions involving options, futures and other derivative financial instruments for speculative purposes or to hedge against risks or other factors and variables that may affect the values of the Fund’s portfolio securities. In particular, the Fund may make investments in options on securities indexes, swap agreements and equity swaps. A hedging transaction may not perform as anticipated, and the Fund may suffer losses as a result of our hedging activities. Derivatives can be volatile and involve various types and degrees of risk. By using derivatives, the Fund may be permitted to increase or decrease the level of risk, or change the character of the risk, to which the Fund’s portfolio is exposed.

The Fund’s address is 280 Park Ave., 6th Floor East, New York, New York 10017.

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Until the relief requested herein is granted, the Fund will only offer Class T shares. Upon receiving such relief, the Fund will offer Class A, Class T, Class I, and Class S shares, with each class having its own fee and expense structure, and anticipates commencing a continuous offering of each as discussed above.

In order to provide some liquidity to its shareholders, the Fund intends to offer to repurchase its outstanding shares of beneficial interest on at least an annual basis. The Fund is an interval fund and, as such, has adopted a fundamental policy to make one repurchase offer per year, at a price equal to the then-current net asset value (“NAV”) per share of the relevant share class, of no less than 5% and no more than 25% of the shares outstanding in each share class. The Fund refers to such repurchase as a “Mandatory Repurchase” because it is required to conduct this minimum repurchase offer unless certain limited circumstances occur. There is no guarantee that shareholders will be able to sell all of the shares they desire in a Mandatory Repurchase offer because shareholders, in total, may wish to sell more than the percentage of the Fund’s shares being repurchased. The Fund expects to maintain liquid securities, cash or access to a bank line of credit in amounts sufficient to meet the redemption offer requirements. Such Mandatory Repurchase offers will be conducted pursuant to Rule 23c-3 under the Act, and the Fund will likewise adopt fundamental investment policies in compliance with Rule 23c-3 under the Act.3

In addition to the Mandatory Repurchase discussed above, the Fund intends to offer additional liquidity to its shareholders by offering to repurchase shares of its beneficial interest pursuant to one or more written tender offers per year. Each such repurchase offer will be at a price equal to the then-current NAV per share of the relevant share class, and is expected to be for an amount equal to 5% of the shares outstanding in each share class. The Fund refers to each such repurchase as a “Discretionary Repurchase” because while the Fund intends to consistently offer such additional repurchase opportunities to its shareholders, such Discretionary Repurchases are not a part of the Fund’s fundamental policy. Discretionary Repurchases will be made at such times, in such amounts and such terms as may be determined by the Fund’s board of trustees (“Board of Trustees”), in its sole discretion. Such Discretionary Repurchase offers will be conducted pursuant to Rule 13e-4 under the Exchange Act. The Fund currently expects that it will begin conducting Discretionary Repurchase Offers after it has made its first Mandatory Repurchase offer.

The Fund has elected to operate as an interval fund pursuant to Rule 23c-3 under the Act and may in the future offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at NAV, that are in the Fund’s group of investment companies (collectively, the “Other Funds”). Shares of a Fund operating pursuant to Rule 23c-3 under the Act that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load.4

B.	SOF Advisors LLC (the “Adviser”)

The Adviser is a Delaware limited liability company formed on September 14, 2016. The Adviser is an affiliate of Medley Management, Inc. (“Medley”), a specialized asset management company traded on the New York Stock Exchange that uses industry specific expertise to generate and administer investment opportunities for its own accounts and for outside investors. The Adviser is a registered investment adviser under the Investment Adviser Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to the Fund pursuant to an investment management agreement (the “Management Agreement”), which was approved by the Board of Trustees on [ ], 2017, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the Act) of the Fund, the Adviser or their respective affiliates (“Independent Trustees”), in the manner required by Sections 15(a) and (c) of the Act. The Applicants are not currently seeking any exemptions from the provision of the Act with respect to the Management Agreement.

3 Rule 23c-3 under the Act and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

4 A contingent deferred sales load, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor, as distinguished from a redemption fee which is payable to the Fund to reimburse the Fund for costs incurred in liquidating securities in the Fund’s portfolio.

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Under the general supervision of the Fund’s Board of Trustees, the Adviser will carry out the investment and reinvestment of the net assets of the Fund, will furnish continuously an investment program with respect to the Fund, and determine which securities should be purchased, sold or exchanged. In addition, the Adviser will supervise and provide oversight of the Fund’s service providers. The Adviser may employ research services and service providers to assist in the Adviser’s market analysis and investment selection. The Adviser’s address is 280 Park Ave., 6th Floor East, New York, New York 10017.

C.	Other Provisions

To the extent that the Fund competes with entities managed by the Adviser or any of its affiliates for a particular investment opportunity, the Adviser will allocate investment opportunities across the entities for which such opportunities are appropriate, consistent with (1) its internal conflict-resolution and allocation policies, (2) the requirements of the Advisers Act, and (3) the conditions of any exemptive order it may receive and other restrictions under the Act regarding co-investments with affiliates. The Adviser’s allocation policies are intended to ensure that the Fund may generally share equitably with other investment funds managed by the Adviser or its affiliates in investment opportunities, particularly those involving a security with limited supply or involving differing classes of securities of the same issuer which may be suitable for us and such other investment funds.

The Adviser is obligated to pay expenses associated with providing the services stated in the Management Agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management of the Fund. Notwithstanding the foregoing, pursuant to the terms of the Management Agreement, the Fund must reimburse the Adviser for certain of these expenses.

The Fund entered into an administration agreement with Medley Capital LLC (the “Administration Agreement”), pursuant to which Medley Capital LLC furnishes the Fund with administrative services necessary to conduct its day-to-day operations. Medley Capital LLC has entered into a sub-administration agreement with [ ], pursuant to which [ ] will serve as a sub-administrator for the Fund. [ ] will serve as the transfer agent of the Fund.

The Fund will bear all costs and expenses for the administration of its business and shall reimburse Medley Capital LLC for any such costs and expenses that have been paid by Medley Capital LLC on behalf of the Fund on the terms and conditions set forth in the Administration Agreement. These costs and expenses shall include, but not be limited to: (a) corporate, organizational and offering expenses relating to offerings of the Fund’s shares of beneficial interest, subject to limitations included in the Management Agreement; (b) the cost of calculating the Fund’s NAV, including the related fees and cost of any third-party valuation services; (c) the allocable costs of providing managerial assistance to those portfolio companies that require it; (d) the compensation and expenses of any employees of the Fund and of any other persons rendering any services to the Fund; (e) clerical and shareholder staff salaries; (f) fees, dues, and expenses incurred by the Fund in connection with membership in investment fund organizations; (g) fees and expenses associated with independent audits, accountants, and outside legal costs, including compliance with the Sarbanes-Oxley Act of 2002, the Act and applicable federal and state securities laws; (h) insurance expenses; (i) travel expenses in monitoring financial and legal affairs for the Fund and in monitoring the Fund’s investments and enforcing the Fund’s rights in respect of such investments; (j) fees and expenses of the custodian, transfer agent, dividend disbursing agent, shareholder service agent, plan agent, administrator, accounting and pricing services agent and underwriter of the Fund; (k) direct costs and expenses of administration and operation, including printing, mailing, long distance telephone, copying, and secretarial costs; (l) all direct and indirect costs and expenses incurred by the Adviser for office space rental, office equipment, utilities and other non-compensation related overhead allocable to performance of investment advisory services under the Management Agreement by the Adviser, including the costs and expenses of due diligence of potential investments, monitoring performance of the Fund’s investments, serving as directors/trustees and/or officers of portfolio companies, enforcing the Fund’s rights in respect of its investments and disposing of investments; (m) the cost of effecting sales and repurchases of the Fund’s shares of beneficial interest and other securities; (n) fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, monitoring the Fund’s financial and legal affairs, making investments, valuing investments, including fees and expenses associated with performing due diligence reviews of prospective investments, and disposing of investments; (o) expenses of registering shares under federal and state securities law, including expenses incurred by the Fund in connection with the organization and initial registration of shares of the Fund; (p) all costs of registration and listing the Fund’s shares on any securities exchange; (q) expenses, including clerical expenses, of issue, sale, redemption or repurchase of shares of the Fund; (r) the cost of preparing and filing reports, proxy statements or other notices, stock certificates, prospectuses, statements of additional information or other documents required by the Commission, including printing and mailing costs; (s) expenses of shareholders’ meetings and proxy solicitations; (t) the Fund’s allocable portion of the fidelity bond, trustees and officers/errors and omissions liability insurance and any other insurance premiums; (u) advertising, promotion and other expenses incurred directly or indirectly in connection with the sale or distribution of the Fund’s shares that the Fund is authorized to pay pursuant to any servicing plan; (v) all brokerage fees and commissions for the Fund’s investments; federal, state and local taxes; borrowing costs (such as (i) interest payable on debt, if any, incurred to finance the investment advisory and management fees payable under the Management Agreement and (ii) dividend expenses on securities sold short); (w) fees and expenses of the Independent Trustees and such extraordinary or nonrecurring expenses as may arise, including litigation to which the Fund may be a party and indemnification of the Fund’s trustees and officers with respect thereto; (x) all other expenses incurred by the Fund or Medley Capital LLC in connection with administering the Fund’s business, including expenses incurred by Medley Capital LLC in performing its obligations, including, but not limited to, any payments made by Medley Capital LLC to any sub-administrator; and (y) the reimbursement of the compensation of the Fund’s chief financial officer and chief compliance officer and their respective staffs, whose salaries are paid by Medley Capital LLC, to the extent that each such reimbursement amount is subject to the limitations included in the Administration Agreement.

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III.	EXEMPTION REQUESTED

A.	The Multi-Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of shares of a Fund may be deemed (i) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

B.	Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by the Funds.

C.	Asset-Based Distribution Fees

Applicants request an Order pursuant to Section 17(d) under the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

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Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.5 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.6

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.7 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.8 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

5 SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.

6 Id. at 424.

7 Id. at 439-40.

8 Id. at 424.

10

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.9 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.10

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.11 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies to issue multiple classes of shares, to impose early withdrawal charges and to impose distribution and service fees, e.g., ABS Long/Short Strategies Fund, Wildermuth Endowment Strategy Fund, Griffin Institutional Access Real Estate Fund, Total Income + Real Estate Fund, Multi-Strategy Growth & Income Fund, Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.12

B.	Multiple Classes of Shares – Exemptions from Section

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a “senior security”13 within the meaning of Section 18(g) of the Act and thus be prohibited by Section 18(c) of the Act, and (ii) to violate the equal voting provisions of Section 18(i) of the Act.

A registered closed-end investment company may have only one class of debt and only one class of stock that is a senior security. In particular, Section 18(c) of the Act provides that:

it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . .. . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .

9 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).

10 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.

11 Protecting Investors at 439-40; Proposing Release at 27.

12 See ABS Long/Short Strategies Fund, et al., Investment Co. Act Rel. No. 32090 (April 21, 2016) (Notice) and Investment Co. Act. Rel. No. 32116 (May 18, 2016) (Order); Wildermuth Endowment Strategy Fund, et al., Investment Co. Act Rel. No. 31896 (November 5, 2015) (Notice) and Investment Co. Act Rel. No. 31922 (December 1, 2015) (Order); Griffin Institutional Access Real Estate Fund, et al., Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Co. Act Rel. No. 31559 (April 20, 2015) (Order); Total Income + Real Estate Fund, et al., Investment Co. Act Rel. No. 30859 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30912 (February 11, 2014) (Order); Multi-Strategy Growth & Income Fund, et al., Investment Co. Act Rel. No. 30860 (January 15, 2014) (Notice) and Investment Co. Act Rel. No. 30911 (February 11, 2014) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).

13 Section 18(g) of the Act defines “senior security” as any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. This definition also includes any stock of a class having priority over any other class as to distribution of assets or payment of dividends.

11

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company .. . . shall be voting stock and have equal voting rights with every other outstanding voting stock: provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights because, under the proposed system, (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,14 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.15

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

14 See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).

15 See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

12

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on NAV, plus any applicable upfront sales load charge. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.16 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.17 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports18 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.19 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.20 Applicants will comply with all such applicable disclosure requirements.

16 See ABS Long/Short Strategies Fund, et al., supra note 12;Wildermuth Endowment Strategy Fund, supra note 12; Griffin Institutional Access Real Estate Fund, supra note 12; Total Income + Real Estate Fund, et al., supra note 12; Multi-Strategy Growth & Income Fund, et al., supra note 12; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 12; Highland Capital Management, L.P., supra note 12; Allianz RCM Global EcoTrends Fund, supra note 12.

17 In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.

18 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).

19 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

20 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.

13

The requested relief is similar to the exemptions discussed above granted by the Commission to ABS Long/Short Strategies Fund, Wildermuth Endowment Strategy Fund, Griffin Institutional Access Real Estate Fund, Total Income + Real Estate Fund, Multi-Strategy Growth & Income Fund, Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.21 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C.	Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose early withdrawal charges, which are distribution-related fees payable to the Fund’s distributor, on shares submitted for repurchase that have been held for less than a specified period. The Funds are seeking to impose early withdrawal charges that are the functional equivalent of the contingent deferred sales loads that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds intend to assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges will be paid to the Fund’s distributor and are functionally similar to contingent deferred sales loads imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to contingent deferred sales loads imposed by open-end funds which offer their securities continuously, as the Fund does for its common shares. Any early withdrawal charge imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of contingent deferred sales loads.22 The Commission stated, however, that even though it was not proposing any provisions regarding the use of contingent deferred sales loads by interval funds,

Such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of contingent deferred sales loads by open-end companies, and has the opportunity to monitor the effects of the NASD Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].23

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge contingent deferred sales loads as long as (i) the amount of the contingent deferred sales load does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the NASD Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

21 See ABS Long/Short Strategies Fund, et al., supra note 12;Wildermuth Endowment Strategy Fund, supra note 12; Griffin Institutional Access Real Estate Fund, supra note 12; Total Income + Real Estate Fund, et al., supra note 12; Multi-Strategy Growth & Income Fund, et al., supra note 12; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 12; Highland Capital Management, L.P., supra note 12; Allianz RCM Global EcoTrends Fund, supra note 12.

22 Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

23 Id.

14

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to contingent deferred sales loads.24 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of the Fund’s Class A, Class T, and Class I shares, the Fund’s distributor will pay out of its own resources compensation to selected dealers that sell Fund shares at the time of sale, based on the dollar amount of the shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.25 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.26 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder service and distribution fee limits imposed by the NASD Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay service and distribution fees pursuant to plans that are designed to meet the requirements of the NASD Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.27 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

24 Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at net asset value.

25 See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.

26 See Adopting Release, Section II.A.7.c. (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).

27 See ABS Long/Short Strategies Fund, et al., supra note 12;Wildermuth Endowment Strategy Fund, supra note 12; Griffin Institutional Access Real Estate Fund, supra note 12; Total Income + Real Estate Fund, et al., supra note 12; Multi-Strategy Growth & Income Fund, et al., supra note 12; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 12; Highland Capital Management, L.P., supra note 12; Allianz RCM Global EcoTrends Fund, supra note 12.

15

D.	Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive the early withdrawal charge, such as when shares are tendered for repurchase due to the death or disability of the shareholder. Events such as death or disability are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Code; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Fund, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”28 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.29 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of contingent deferred sales loads for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting contingent deferred sales loads for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, contingent deferred sales loads for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.30 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

E.	Asset-Based Distribution Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provision of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution fee.31

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

28 Investment Co. Act Rel. No. 14390 (February 22, 1985).

29 Id.

30 Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

31 Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

16

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Fund were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,32 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.33

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by the Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the NASD Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

32 Applicants do not concede that Section 17(d) applies to the asset-based distribution fees discussed herein, but requests this exemption to eliminate any uncertainty.

33 Id.

17

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.34

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act and the verifications required by Rule 0-2(d) under the Act are attached as Exhibit B to this Application.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 280 Park Ave., 6th Floor East, New York, New York 10017 (Fund) and 280 Park Ave., 6th Floor East, New York, New York 10017 (Adviser) and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

34 See ABS Long/Short Strategies Fund, et al., supra note 12;Wildermuth Endowment Strategy Fund, supra note 12; Griffin Institutional Access Real Estate Fund, supra note 12; Total Income + Real Estate Fund, et al., supra note 12; Multi-Strategy Growth & Income Fund, et al., supra note 12; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 12; Highland Capital Management, L.P., supra note 12; Allianz RCM Global EcoTrends Fund, supra note 12.

18

SIERRA OPPORTUNITY FUND

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

Dated: January 19, 2017

SOF ADVISORS LLC

By:	/s/ Seth Taube
Name:	Seth Taube
Title:	Chief Executive Officer

Dated: January 19, 2017

19

EXHIBIT A

Resolution of the Board of Trustees

Sierra Opportunity Fund

RESOLVED, that the Authorized Officers of Sierra Opportunity Fund (the “Fund”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Fund, an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 18(c) and 18(i) of the Act, (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution fees with respect to a certain class; and

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

20

EXHIBIT B

Verifications of Sierra Opportunity Fund and SOF Advisors LLC

The undersigned states that he has duly executed the attached Application dated January 19, 2017 for and on behalf of Sierra Opportunity Fund in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SIERRA OPPORTUNITY FUND

By:	/s/ Seth Taube
	Name:	Seth Taube
	Title:	Chief Executive Officer

The undersigned states that he has duly executed the attached Application dated January 19, 2017 for and on behalf of SOF Advisors LLC in his capacity as the Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SOF ADVISORS LLC

By:	/s/ Seth Taube
	Name:	Seth Taube
	Title:	Chief Executive Officer

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